EXHIBIT 1.02

Visteon Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company Overview

This report has been prepared by the management of Visteon Corporation (“Visteon” or the “Company”) and the information in this report includes the activities of consolidated entities. Visteon is a global supplier of climate, electronics and interiors systems, modules and components to automotive original equipment manufacturers (“OEMs”). Visteon delivers value to its customer and shareholders through a family of businesses including:

•	Halla Visteon Climate Control Corporation, majority-owned by Visteon and the world’s second largest global supplier of automotive climate components and systems.

•	Visteon Electronics, a global provider of cockpit electronics, including audio/infotainment, driver information, center stack electronics and feature control modules.

•	Visteon Interiors, a global provider of vehicle cockpit modules, instrument panels, consoles and door trim modules.

The Company, headquartered in Van Buren Township, Michigan, has an international network of manufacturing operations, technical centers and joint venture operations, supported by approximately 24,000 employees dedicated to the design, development, manufacture and support of its product offering and its global customers. The Company’s manufacturing and engineering footprint is principally located outside of the U.S., with a heavy concentration in low-cost geographic regions.

Initial Assessment of 3TG

Visteon’s manufacturing operations are primarily located outside of the U.S. and its supply chain is very complex. The Company’s supply chain consists of many entities based in foreign countries that are not directly subject to the Rule. In most cases, Visteon does not directly source the chemical / mineral content of its products, but relies on its direct suppliers to provide information on the content and origin of 3TG in the components and materials supplied to us, including 3TG supplied from lower tier suppliers.

To understand the potential impact of tin, tantalum, tungsten and gold on its products, Visteon performed an assessment of its product mineral content based on available data reported by its supply chain in the International Material Data System (“IMDS”). This assessment revealed that a high percentage of each product group did contain one or more 3TG metal. Moreover, since the Rule did not allow for a de minimis value for excluding products with 3TG content, the use of IMDS to exclude products or suppliers was not considered comprehensive enough to comply with the Rule. Therefore, the Company conducted an inquiry of its entire known supply chain to determine the existence and origin of its 3TG.

Reasonable Country of Origin Inquiry

To find the country of origin of the 3TG minerals in the supply chain, it is necessary to understand who is directly purchasing the metals contained in Visteon’s products. To accomplish this, Visteon requested its direct suppliers to cascade the EICC/GeSI CMRT (Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Mineral Reporting Template) or iPCMP (iPoint Conflict Mineral Platform) tool to its supply chain and required identification of the smelters and/or refiners of 3TG.

We conducted our inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination regarding the country of origin of the 3TG in our products. After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in the Democratic Republic of the Congo or Covered Countries during 2013, all within the meaning of the Rule. Therefore, we determined that the Rule required due diligence regarding the source of such 3TG.

Due Diligence Framework

Visteon’s due diligence process has been designed to conform to the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the “OECD Due Diligence Guidance”). Visteon has adopted a policy for minerals originating from conflict-affected and high-risk areas and has made it publically available through its supplier portal and at www.visteon.com.

Due Diligence Measures

Management System

Visteon has established an internal governance structure to oversee its conflict minerals compliance activities. The executive sponsor is Visteon’s Senior Vice President, Chief Accounting Officer and Corporate Controller and the team includes managers, directors, and executives from legal, compliance, purchasing, IT, communications, internal control and finance. Visteon has also staffed an extended team of analysts supporting supply chain engagement and due diligence analysis. The overall project is managed by the global compliance manager who is responsible for implementing the Company’s conflict minerals strategy. The management team has met bi-weekly since 2012 to create Visteon’s conflict minerals strategy. The Company’s senior management sponsor and other senior leaders are updated on a regular basis.

Grievance Mechanism

In line with Sarbanes-Oxley Act compliance, Visteon has an established hotline and grievance mechanism which is made available to all employees, suppliers, and other third parties to voice concerns on any matter related to Visteon, including conflict minerals. The employees involved with intake and grievance resolution have been adequately trained on conflict minerals and related concerns.

Record Retention

Documentation related to Visteon’s reasonable country of origin inquiry (“RCOI”) and due diligence process is retained in line with the Company’s record retention policy.

Supplier Agreements and Engagements

Although most of Visteon’s contracts with its existing supply base were in force prior to 2013, the Company’s terms and conditions require compliance with all applicable laws, company policies, and customer requirements. Visteon made its conflict mineral policy available to all suppliers through its supplier portal and through its external website. Additionally, Visteon has actively communicated with its global supply chain to inform, educate, and set expectations for the responsible sourcing of all conflict mineral content.

•	Information – Visteon communicated with each identified supplier regarding the implementation of the Dodd-Frank Act and pending reporting requirements

•	Education – Visteon communicated with each identified supplier regarding the specific reporting requirements established by the Automotive Industry Action Group’s (“AIAG”) Conflict Mineral Work Group. The information and training package was translated into multiple languages to ensure the best possible understanding for each supplier

•	Expectations – Visteon communicated with each identified supplier regarding the necessary due diligence efforts to submit a quality report which included:

•	The identification of any 3TG minerals that were intentionally added or necessary to the functionality of their product,

•	The determination of whether any 3TG mineral originated from a Covered Country

•	The identification of smelters who process those minerals

•	The mine country location of any 3TG minerals

Risk Assessment in the Supply Chain

Visteon conducted a survey of its global supply base utilizing the EICC/GeSI CMRT and the iPCMP system. The survey Visteon conducted contained questions about a supplier’s use and origin of all 3TG contained in its products. Further, the inquiry requested specific information about the smelters who directly purchase the 3TG content in their supply chain. The survey also requests disclosure from Visteon’s direct suppliers regarding their company’s conflict minerals policy, engagement with direct suppliers, due diligence measures, level of assessment of its suppliers, and to what extent the company is directly subject to the Rule.

More than half of Visteon’s identified suppliers responded to the survey. To assess this incoming data, Visteon formed a due diligence team specifically trained in the fundamentals of the Rule and all relevant guidance available through industry and trade associations. All incoming data was assessed using a standardized format and metrics were taken on all incoming survey responses. Among its objectives, Visteon was focused on assessing the clear understanding of the requirements by the global supply chain. It was concluded that the majority of Visteon’s suppliers did not have a clear understanding of the Rule at the time their survey was returned. Almost all responding suppliers required further guidance by Visteon regarding their survey responses to clarify the logic of the answers provided.

The majority of companies who responded to Visteon’s survey replied at a company or division level. Many companies in our supply chain simply forwarded data received from their supply chain without assessing the direct applicability of the answers to the parts or materials supplied to Visteon.

Risk Response

Suppliers who have responded in Visteon’s requested format are being monitored by a due diligence team to individually communicate the gaps in each supplier’s response. Suppliers who have not responded in Visteon’s requested format are being tracked and engaged by the company’s purchasing organization.

In addition to educating and tracking the Company’s supply base, Visteon participates in many automotive industry and cross-industry initiatives dedicated to providing conflict mineral reporting and compliance solutions to the upstream supply chain. Some of the organizations include the AIAG Conflict Mineral Work Group (CMWG), various sub-groups of the AIAG-CMWG, the EICC/GeSI Conflict Free Sourcing Initiative (CFSI), and the EICC/GeSI Due Diligence team.

Supply Chain Audit

Visteon is an active CFSI member and supports smelter audits through CFSI and similar programs. Visteon encourages its supply chain to cascade and reasonably enforce the Conflict Free Sourcing Initiative.

Conclusion

The result of our RCOI and due diligence efforts is that the products that Visteon manufactures are “DRC conflict undeterminable,” within the meaning of the Rule. The Company has been unable to confidently determine the origin of the 3TG contained in its products or to determine whether they come from recycled or scrap sources. Additionally, the facilities used to process the minerals, their country or origin, and their mine or location of origin is unable to be determined at this time.

Steps to be taken to Improve Due Diligence and Mitigate Risk

As Visteon enters its second year of its conflict mineral due diligence efforts, the following steps will be taken to improve due diligence and mitigate the risk that the necessary 3TG in our products may have benefitted armed groups in the DRC or Covered Countries:

•	Escalate unresponsive suppliers through Visteon and Halla Visteon Climate Control purchasing management

•	Engage with suppliers who have reported data to Visteon and provide detailed assessment and action plans for their declarations

•	Monitor supplier performance to requested action plans and implement an escalation process for underperforming or unresponsive suppliers

•	Continue membership and support of CFSI and the AIAG Conflict Minerals Work Group to develop best practices and build leverage over the supply chain in line with the OECD Due Diligence Guidance.